Exhibit 99.1

SIGMA LITHIUM FILES FY2022 AUDITED FINANCIAL STATEMENTS, CONTINUOUS DISCLOSURE REPORT AND NI 43-101 TECHNICAL REPORT

Concludes and Files 2022 Audited Annual Filings

●	Sigma Lithium files its annual filings for the year ended December 31, 2022, including:

o	Audited consolidated financial statements and the related management discussion and analysis.

o	Annual Information Form and annual report on Form 40-F.

●	Sigma Lithium ended the fourth-quarter 2022 with C$96.4 million in cash and cash equivalents as of December 31, 2022. The current cash position as of June 9, 2023, is C$67.1 million.

Filed an Amended and Restated Technical Report

●	Amended and restated the report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report” dated January 16, 2023.

●	The information contained in this report, including resource and reserve estimates and financial analysis and projections, is the same as the updated report currently on file dated January 16, 2023.

●	The report reflects amendments pertaining to the 2022 Murial latest drilling program and the “filed status” of the Barreiro environmental permitting process.

Production Advancement Highlights and 2023 Production Guidance

Sigma Lithium made significant strategic and operational progress, enabling it to successfully transition from developer to producer by achieving key milestones safely, sustainably and on schedule:

●	In April 2023, the Company started the production of its high purity 5.5% battery grade sustainable lithium (“Green Lithium”).

o	Sigma Lithium is rapidly scaling production, with future shipments of Green Lithium to supply a globally diversified customer base.

●	Issued production guidance for 2023: Expects to produce approximately 130,000 tonnes of Green Lithium in calendar year 2023 as the Company ramps up to full-scale Phase 1 production.

●	Delivered on “Zero Tailings” strategy: As a result of the successful implementation of the environmental dry stacking circuit it developed, the Company has successfully sold its high-purity, zero chemicals, approximately 1.3% lithium oxide (“Li2O”), hypofine tailings (“Green By-Products” or “Green Tailings”), becoming the first lithium operation in the world to not require tailings dams.

o	Achieved a major milestone for the battery materials industry, demonstrating that lithium battery materials can be produced in harmony with the environment and without hazardous tailings dams.

●	Preliminary feasibility study in January 2023 confirmed the positive economic results of its December 2022 production expansion study tripling project NPV to US$15.3 billion and production capacity to 766,000 tonnes per annum.

Reinforces Commitment to Socially and Environmentally Sustainable Green Lithium

As it transitioned to a producer, Sigma Lithium has been scaling up its existing sustainability and social initiatives to lift and support its communities:

●	Fostered the Lithium Valley Brazil, anchoring the most environmentally and socially sustainable lithium producer region of the world and ringing the opening bell at the Nasdaq Stock Market on May 10th alongside Governor of the State of Minas Gerais, Romeu Zema Neto, and Deputy Minister of Mines and Energy, Vitor Saback.

●	Received unanimous vote of approval for its operating environmental license, including from all the voting NGOs.

●	Delivering on United Nations Sustainable Development Goals (“UN SDGs”) including:

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o	UN SDG #5, gender equality, and UN SDG #10, reduced inequalities:

▪	Increased microcredit program to 10,000 credit lines for female entrepreneurs.

▪	Announced a partnership with the State Attorney General of Minas Gerais to jointly combat domestic violence in the region.

o	UN SDG #6, clean water and sanitation, and UN SDG #13 climate action:

▪	Expanded the climate mitigation program for smallholder farmers and family agriculture by completing 800 water capture basins to protect farmers against the prolonged effects of drought and committing to build a total of 2,000.

▪	Donated and maintained 3,000 water tanks to rural residents in the Itinga and Araçuaí regions without access to piped water.

Upcoming Milestones

●	On track to achieve full Phase 1 run-rate production capacity of 270,000 tonnes per annum in Q3 2023 and expects to reach Phase 2 & 3 full production capacity in 2024, assuming the detailed engineering workstream and FEL3 CAPEX assessment currently being conducted by DRA Global Limited (“DRA”) supports an investment decision, which would position Sigma Lithium to be one of the world's largest lithium producers.

o	Revenue from Phase 1 expected in Q2 2023.

●	Continuing to explore exploration targets with the goal of further increasing the project’s estimated mineral resources.

●	Initiate earthworks for Phase 2 & 3 expansion of the Greentech Production Plant (the “Greentech Plant”) in Q3 2023, which is expected to triple production capacity to 766,000 tonnes per annum of Green Lithium).

●	Continuing commitment to social initiatives in Brazil and ongoing leadership in environmental and social sustainability.

●	Sigma Lithium will be featured again at COP 28 in Dubai as a case study in achieving Net Zero in the critical minerals supply chain.

INVESTOR VIDEO CONFERENCE CALL

June 15, 2023, at 11:00 AM (ET)

Registration Link for Zoom video call below:

https://us06web.zoom.us/j/84470454556

Zoom Meeting ID: 844 7045 4556

VANCOUVER, CANADA – (June 12, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, announces the filing of its audited consolidated financial statements for the year ended December 31, 2022, the related management discussion and analysis (“MD&A”), and its annual information form and annual report on Form 40-F for the year ended December 31, 2022 (collectively, the “Annual Filings”). Sigma Lithium continues to work diligently and expeditiously to complete the work necessary to finalize its unaudited consolidated financial statements for the quarter ended March 31, 2023, and the related MD&A.

The Annual Filings are available on SEDAR (www.sedar.ca), EDGAR (www.sec.gov) and the Company's corporate website.

PRODUCTION UPDATE

In April 2023, the Company started the production of its environmentally sustainable battery-grade lithium concentrate (“Green Lithium”). Moreover, the Company has delivered on its “Zero Tailings” strategy by developing and implementing its environmental dry stacking circuit. Sigma Lithium has successfully sold its dry stacked tailings, becoming the first lithium operation in the world to not require tailings dams.

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The Company recently received the first payment on its first shipment under a three-year environmental offtake agreement to sell 100% of its high-purity, zero chemicals, approximately 1.3% Li2O, hypofine by-products (“Green By-Products” or “Green Tailings”), together with one spot shipment of 15,000 tonnes of high purity 5.5% battery grade sustainable lithium, both produced by the Greentech Plant.

“This is an exciting time for Sigma Lithium as we ramp up production to full capacity and prepare our very first shipment of Green Lithium to be delivered this month, becoming the first new producer to successfully enter the battery grade lithium market in five years,” said Ana Cabral-Gardner, Sigma Lithium CEO and Co-Chairperson. “Sigma Lithium is leading the charge in establishing a sustainable global value chain for electric vehicles to meet the accelerating global demand for Green Lithium. Our unique operating model enables cost-efficient production of high-grade, high-purity lithium and proves that lithium extraction can be done in a way that is both environmentally and socially responsible and sustainable.”

“We have a significant growth opportunity well beyond Phase 1 production, and we plan to complete the detailed engineering for the construction of the expansion of the production capacity of the Greentech Plant (Phase 2 & 3) in the third quarter of 2023,” she added.

Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually), assuming the detailed engineering workstream and FEL3 CAPEX assessment currently being conducted by DRA supports an investment decision.

Photos: Green Lithium production underway at Sigma Lithium’s Greentech Plant

2023 PRODUCTION GUIDANCE

Upon successfully transitioning from development to production phase, Sigma Lithium has issued initial production guidance for the calendar year 2023 of approximately 130,000 tonnes of Green Lithium.

FILED AN AMENDED AND RESTATED TECHNICAL REPORT

Sigma Lithium requested SGS Geological Services (“SGS”) to prepare an amended and restated NI 43-101 Technical Report (“the Report”) on Sigma Lithium’s Grota do Cirilo project located in Minas Gerais State, Brazil (“the Project”).

This report amended and restated the report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report” dated January 16, 2023. The report reflects amendments pertaining to the Murial latest drilling program and the “filed status” of the Barreiro environmental permitting process.

Except as otherwise indicated, the effective date of this report is the same as the Updated Technical Report, except for the amendments described above. The information in this report, including resource and reserve estimates and financial analysis and projections, are the same as the updated report.

The Restated Technical Report was prepared for Sigma Lithium by: Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O’Brien, B.E., MBA, F AusIMM.

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ESG UPDATE

Sigma Lithium’s mission statement and key focus have been guided by making business decisions in a manner consistent with furthering the United Nations Sustainable Development Goals (“UN SDGs”) and adhering to the highest level of ESG practices.

Specifically, Sigma Lithium is focused on the following three pillars: (i) sustainable development; (ii) minimizing the environmental impact of our operations; and (iii) improving the lives of those in and around the region where we operate. Further, the Company remains focused on global leadership to increase awareness of our “green battery metals” approach.

Sigma Lithium is proud to report the progress made during the fourth quarter of 2022 to advance its social and environmental programs, which have been developed to ensure the sustainable construction of the Project and development of the Jequitinhonha Valley region, including social advancement of its population, where we operate. In addition, we scaled up our social commitments as we transitioned from developer to producer, with the following updates in 2023:

●	Increased microcredit program to 10,000 credit lines for female entrepreneurs.

●	Signed donation agreement to become the second-largest anchor donor to the Columbia University Climate Hub in Brazil.

●	Announced a partnership with the State Attorney General of Minas Gerais to jointly combat domestic violence in the region.

●	Increased the climate mitigation program for smallholder farmers and family agriculture by committing to build 2,000 water capture basins to protect farmers against the prolonged effects of drought during the nine-month dry season.

●	Committed to donating and maintaining 3,000 water tanks to rural residents of the regions of Itinga and Araçuaí that do not have access to piped water.

For more information on our ESG commitments, progress and updates, check the Company’s website and MD&A filing.

QUALIFIED PERSONS

The technical and scientific information related to geology and mineral resource estimates in this news release has been reviewed and approved by Marc-Antoine Laporte P.Geo., M.Sc., of SGS. Mr. Laporte is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma Lithium.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Green Lithium annually (36,700 LCE annually). Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually), assuming the detailed engineering workstream and FEL3 CAPEX assessment currently being conducted by DRA supports an investment decision. The project produces Green Lithium in a state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings. Please refer to the Amended and Restated Technical Report, which is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087
jamie.flegg@sigmaca.com

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Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to production guidance for 2023; future shipments of Green Lithium; Phase 1, 2, and 3 production capacities and the timing thereof; revenue and free cash flow and the timing thereof; potential Phase 2 and 3 expansion; future exploration to potentially increase mineral resource estimates; future ESG commitments and plans; and timing and costs related to the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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